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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                       INTERMAGNETICS GENERAL CORPORATION
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)




                New York                                 14-1537454
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                 450 Old Niskayuna Road, Latham, New York 12110
                --------------------------------------------------
               (Address of principal executive offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. /X/

Securities Act registration statement file number to which this form relates (if applicable): __________________________


        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class               Name of Each Exchange on Which
          to be so Registered               Each Class is to be Registered
          -------------------               ------------------------------

                  N/A                                     N/A




        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Shares, $.10 par value
                          -----------------------------
                                (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered.

Common Shares

         Intermagnetics General Corporation (the "Company") is authorized to issue 40,000,000 common shares, par value $.10 per share (the "Common Shares"). As of July 5, 2001, the number of Common Shares outstanding was 16,439,252 (including 661,282 Treasury shares).

         Holders of Common Shares share pro rata in any dividends declared by the Board of Directors and, in the event of liquidation, in any assets of the Company which may be available for distribution to holders of Common Shares, subject in each case to any preference applicable to outstanding preferred shares. The Company has not paid cash dividends in the past ten years, and it does not anticipate that it will pay cash dividends or adopt a cash dividend policy in the near future. The Board of Directors of the Company has declared a policy of granting annual stock dividends where, and to the extent that, the performance of the Company warrants such a declaration. Under the Company's current bank agreements, prior bank approval is required for cash dividends in excess of the Company's net income for the year to which the dividend pertains.

         The Company's Restated Certificate of Incorporation and By-laws provide for cumulative voting by holders of Common Shares in the election of directors. Cumulative voting permits a shareholder (or a shareholder's proxy) to cast the number of votes equal to the number of shares he or she holds on the record date multiplied by the number of directors to be elected; such votes may be cast for a single nominee or allocated among the nominees. With respect to any matter other than election of directors, holders of Common Shares are entitled to one vote per share. Holders of Common Shares have no pre-emptive rights, nor are there any conversion, subscription, redemption or sinking fund provisions applicable to the Common Shares.

         All of the outstanding shares of Common Shares are fully paid and nonassessable (subject to the provisions described in the following paragraph).

         Section 630 of the New York Business Corporation Law provides, in essence, that the ten largest shareholders of the Company are personally liable, jointly and severally, for any unpaid debts, wages, salaries or other compensation (including vacation and other "fringe" benefits) due from the Company for personal services rendered. However, such liability does not apply for any period during which the shares of the Company are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association and, consequently, such shareholders of the Company are not currently and, so long as the Common Shares are so quoted or listed, will not be subject to such liability.

         The transfer agent and registrar for the Common Shares is American Stock Transfer & Trust Company.

         The Common Shares have been approved for quotation on the NASDAQ National Market under the symbol "IMGC".

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         The Company also is authorized to issue up to 2,000,000 preferred shares, par value $.10 per share (the "Preferred Shares"). As of July 6, 2001, no Preferred Shares were outstanding. The Board of Directors of the Company has full authority, subject to the limitations and procedures of the New York Business Corporation Law, to establish and designate one or more series of the Preferred Shares and to fix for each series the number of shares of the series, the designation thereof and full, limited, multiple, fractional or no voting rights, and such other relative rights, preferences and limitations of the shares of each such series as may be desired.

Certain Certificate of Incorporation and By-law Provisions

         Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors of the Company is divided into two classes (which shall be as nearly equal in number as possible) serving staggered two-year terms. Subject to the rights of the holders of any class or series of Preferred Shares then outstanding, any director or directors of the Company may be removed from office only for cause and only by vote of the shareholders. Pursuant to the Company's By-laws, no director may be removed if the votes cast against such director's removal would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast and the entire class of directors of which such director is a member was then being elected. Vacancies created by the removal of directors for cause may be filled only by the remaining directors and not by the shareholders.

         The Company's Restated Certificate of Incorporation also provides that whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders on recommendation of the affirmative vote of three-quarters or more of the entire Board of Directors, the proposed corporate action, including a Fundamental Transaction (as defined below), shall be authorized upon receiving the minimum vote required for the authorization of such action by law, after taking into account the express terms of any class or series of shares of the Company with respect to such vote. Furthermore, except as provided above, whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders (other than upon recommendation of three-quarters or more of the entire Board of Directors), the proposed corporate action, including a Fundamental Transaction, shall be authorized only upon receiving at least 66-2/3 percent of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock (as defined below) entitled to vote on such proposed corporate action, voting together as a single class, and, in addition, the affirmative vote of the number or proportion of shares of any class or series of shares of the Company, if any, as shall at the time be required by law or the express terms of any such class or series of shares of the Company. Fundamental Transaction means: (i) if such action is to be effected by vote of the shareholders, amendment of the Company's Restated Certificate of Incorporation or By-laws or removal of one or more directors; or (ii) if any such transaction requires the approval of the shareholders under the Restated Certificate of Incorporation of the Company as then in effect or the New York Business Corporation Law as then in effect with respect to the Company, the sale, lease, exchange or other disposition of all or


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substantially all of the assets of the Company, or a share exchange or merger, consolidation, division, reorganization, recapitalization, dissolution, liquidation or winding up of the Company. Voting Stock means all shares issued by the Company from time to time in accordance with the Restated Certificate of Incorporation and which by their terms may be voted generally in the election of directors of the Company.

         The Company's By-laws provide that only the directors may call meetings of the shareholders. Shareholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of shareholders.

         The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors at meetings of shareholders. In general, notice of intent to nominate a director must be received by the Company not less then 14 nor more than 50 days prior to any meeting of the shareholders called for the election of directors.

         These provisions of the Company's Restated Certificate of Incorporation and its By-laws are intended to promote conditions of stability in the business, management and control of the Company, to discourage in advance certain takeover offers or other attempts to accumulate the Company's stock and encourage anyone contemplating such actions to negotiate with the Company, and to assist the Company in defending against any such action if the Board of Directors does not believe it to be in the best interests of the Company and all of its shareholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's shareholders deemed such an attempt to be in its best interest.

Item 2.  Exhibits.

         The following exhibits are filed as part of this Registration
Statement:

         3.1 A copy of the Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3 to the Company's Annual Report on Form 10-K filed with the Commission for the year ended May 31, 1998).

         3.2 A copy of the By-laws of the Company (incorporated by reference from Exhibit 3.1 to the Company's Annual Report on Form 10-K filed with the Commission for the year ended May 28,
                  2000).


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                                    SIGNATURE



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  July 10, 2001              INTERMAGNETICS GENERAL CORPORATION



                                  By:  /s/ Michael C. Zeigler
                                      ------------------------------------
                                  Name:    Michael C. Zeigler
                                  Title:   Senior Vice President Finance
                                           and Chief Financial Officer



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